SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 15)

Tab Products Co.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

873197 10 7

(CUSIP Number)

Edward E. Steiner, Esq.
Keating, Muething & Klekamp, P.L.L.
One East Fourth Street, 14th Floor
Cincinnati, Ohio 45202
(513) 579-6468

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 21, 2002

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

CUSIP No. 873197107                                           Page 2 of 12 Pages
--------- ----------------------------------------------------------------------
 1        NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Phillip Ean Cohen
--------- ----------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b) [ ]
--------- ----------------------------------------------------------------------
 3        SEC USE ONLY

--------- ----------------------------------------------------------------------
 4        SOURCE OF FUNDS*

          WC - See Item 3
--------- ----------------------------------------------------------------------
 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)

--------- ----------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF ORGANIZATION
             Australia
--------- ----------------------------------------------------------------------
                   7      SOLE VOTING POWER

                          338,900
                  ------- ------------------------------------------------------
    NUMBER OF      8      SHARED VOTING POWER
     SHARES
  BENEFICIALLY             -0-
    OWNED BY      ------- ------------------------------------------------------
      EACH         9      SOLE DISPOSITIVE POWER
    REPORTING
   PERSON WITH            338,900
                  ------- ------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                          -0-
--------- ----------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          338,900 - See Item 5
--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*

--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.6%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          IN
--------- ----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 873197107                                           Page 3 of 12 Pages
--------- ----------------------------------------------------------------------
 1        NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Hamilton Sorter Co., Inc.
          31-0722233
--------- ----------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [X]
                                                                        (b) [ ]
--------- ----------------------------------------------------------------------
 3        SEC USE ONLY

--------- ----------------------------------------------------------------------
 4        SOURCE OF FUNDS*

          WC - See Item 3
--------- ----------------------------------------------------------------------
 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)

--------- ----------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF ORGANIZATION
             Ohio

--------- ----------------------------------------------------------------------
                 7      SOLE VOTING POWER

                        338,900
                ------- --------------------------------------------------------
                 8      SHARED VOTING POWER
  NUMBER OF
   SHARES               -0-
BENEFICIALLY    ------- --------------------------------------------------------
  OWNED BY       9      SOLE DISPOSITIVE POWER
    EACH
  REPORTING             338,900
 PERSON WITH    ------- --------------------------------------------------------
                10      SHARED DISPOSITIVE POWER

                        -0-
--------- ----------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          338,900 - See Item 5
--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*

--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.6%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          CO
--------- ----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 873197107                                           Page 4 of 12 Pages
--------- ----------------------------------------------------------------------
 1        NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          HS Morgan Corporation
          13-3526420
--------- ----------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b) [ ]
--------- ----------------------------------------------------------------------
 3        SEC USE ONLY

--------- ----------------------------------------------------------------------
 4        SOURCE OF FUNDS*

          WC - See Item 3
--------- ----------------------------------------------------------------------
 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)

--------- ----------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware
--------- ----------------------------------------------------------------------
                     7      SOLE VOTING POWER

                            338,900
                    ------- ----------------------------------------------------
  NUMBER OF          8      SHARED VOTING POWER
   SHARES
BENEFICIALLY                -0-
  OWNED BY          ------- ----------------------------------------------------
    EACH             9      SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH                338,900
                    ------- ----------------------------------------------------
                    10      SHARED DISPOSITIVE POWER

                                     -0-
--------- ----------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          338,900 - See Item 5
--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*

--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.6%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          CO
--------- ----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 873197107                                           Page 5 of 12 Pages
--------- ----------------------------------------------------------------------
 1        NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          HS Morgan Limited Partnership
          13-3526423
--------- ----------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [X]
                                                                        (b) [ ]
--------- ----------------------------------------------------------------------
 3        SEC USE ONLY

--------- ----------------------------------------------------------------------
 4        SOURCE OF FUNDS*

          WC - See Item 3
--------- ----------------------------------------------------------------------
 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)
--------- ----------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware
--------- ----------------------------------------------------------------------
                 7      SOLE VOTING POWER

                        338,900
               -------- --------------------------------------------------------
  NUMBER OF      8      SHARED VOTING POWER
   SHARES
BENEFICIALLY            -0-
  OWNED BY     -------  --------------------------------------------------------
    EACH         9      SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH            338,900
               -------  --------------------------------------------------------
                10       SHARED DISPOSITIVE POWER

                        -0-
--------- ----------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          338,900 - See Item 5
--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*

--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.6%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          PN
--------- ----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 873197107                                           Page 6 of 12 Pages
--------- ----------------------------------------------------------------------
 1        NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Thaddeus S. Jaroszewicz
--------- ----------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [X]
                                                                        (b) [ ]
--------- ----------------------------------------------------------------------
 3        SEC USE ONLY

--------- ----------------------------------------------------------------------
 4        SOURCE OF FUNDS*

          PF
--------- ----------------------------------------------------------------------
 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)

--------- ----------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF ORGANIZATION

          USA
--------- ----------------------------------------------------------------------
                 7      SOLE VOTING POWER

                        100
                ------- --------------------------------------------------------
  NUMBER OF      8      SHARED VOTING POWER
   SHARES
BENEFICIALLY            -0-
  OWNED BY      ------- --------------------------------------------------------
    EACH         9      SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH            100
                ------- --------------------------------------------------------
                10      SHARED DISPOSITIVE POWER

                        -0-
--------- ----------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          100 - See Item 5
--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*

--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          Less than 0.1%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
          IN
--------- ----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 873197107                                           Page 7 of 12 Pages
--------- ----------------------------------------------------------------------
 1        NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Watkins C. Johnston
--------- ----------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [X]
                                                                        (b) [ ]
--------- ----------------------------------------------------------------------
 3        SEC USE ONLY

--------- ----------------------------------------------------------------------
 4        SOURCE OF FUNDS*

          PF
--------- ----------------------------------------------------------------------
 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)

--------- ----------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF ORGANIZATION

          USA
--------- ----------------------------------------------------------------------
                 7      SOLE VOTING POWER

                        1,000
                ------- --------------------------------------------------------
  NUMBER OF      8      SHARED VOTING POWER
   SHARES
BENEFICIALLY            -0-
  OWNED BY      ------- --------------------------------------------------------
    EACH         9      SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH            1,000
                ------- --------------------------------------------------------
                10      SHARED DISPOSITIVE POWER

                        -0-
--------- ----------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,000 - See Item 5
--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*

--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          Less than 0.1%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          IN
--------- ----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 873197107                                           Page 8 of 12 Pages
--------- ----------------------------------------------------------------------
 1        NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Mark J. Dessy
--------- ----------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [X]
                                                                      (b) [ ]
--------- ----------------------------------------------------------------------
 3        SEC USE ONLY

--------- ----------------------------------------------------------------------
 4        SOURCE OF FUNDS*

          PF
--------- ----------------------------------------------------------------------
 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)

--------- ----------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF ORGANIZATION

          USA
--------- ----------------------------------------------------------------------
                   7      SOLE VOTING POWER

                          5,000
    NUMBER OF     ------- ------------------------------------------------------
     SHARES        8      SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY              -0-
      EACH        ------- ------------------------------------------------------
    REPORTING      9      SOLE DISPOSITIVE POWER
   PERSON WITH
                          5,000
                  ------- ------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                          -0-
--------- ----------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          5,000 - See Item 5
--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*

--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          Less than 0.1%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          IN
--------- ----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 873197107                                           Page 9 of 12 Pages
--------- ----------------------------------------------------------------------
 1        NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          MS TP Limited Partnership
          35-2162082
--------- ----------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [X]
                                                                     (b) [ ]
--------- ----------------------------------------------------------------------
 3        SEC USE ONLY

--------- ----------------------------------------------------------------------
 4        SOURCE OF FUNDS*

          WC - See Item 3
--------- ----------------------------------------------------------------------
 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)

--------- ----------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

----------------- ------- ------------------------------------------------------
                   7      SOLE VOTING POWER

                          338,900
                  ------- ------------------------------------------------------
    NUMBER OF      8      SHARED VOTING POWER
     SHARES
  BENEFICIALLY            -0-
    OWNED BY      ------- ------------------------------------------------------
      EACH         9      SOLE DISPOSITIVE POWER
    REPORTING
   PERSON WITH            338,900
                  ------- ------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                          -0-
----------------- ------- ------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          338,900 - See Item 5
--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*

--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.6%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          PN
--------- ----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

This Amendment No. 15 to Schedule 13D amends Items 3 and 7 of the Schedule 13D filed on February 8, 2001, as amended by Amendment Nos. 1-14 by Phillip Ean Cohen (“Mr. Cohen”), Hamilton Sorter Co., Inc., an Ohio corporation (“Hamilton Sorter”), HS Morgan Limited Partnership, a Delaware limited partnership (“HSMLP”), Thaddeus S. Jaroszewicz (“Mr. Jaroszewicz”), HS Morgan Corporation, a Delaware corporation (“HS Morgan”), Watkins C. Johnston (“Mr. Johnston”), Mark J. Dessy (“Mr. Dessy”), and MS TP Limited Partnership, a Delaware limited partnership (“MS TP”) (collectively, the “Filers”). This filing relates to the Common Stock, $0.01 par value (“Common Stock”) of Tab Products Co., a Delaware corporation.

Item 3.    Source and Amount of Funds or Other Consideration.

On June 21, 2002 Mr. Jaroszewicz provided the letter filed as Exhibit No. 1 hereto to Hans Wolf, the Chairman of the Board of Directors of Tab Products Co. in connection with the finalization of the financing of the offer of Workstream Inc. dated May 9, 2002.

Item 7.    Materials to be filed as Exhibits.

1.      Letter to Tab Products Co. dated June 21, 2002.

Dated: June 26, 2002

*Phillip Ean Cohen

/s/ Thaddeus S. Jaroszewicz
Thaddeus S. Jaroszewicz

*Watkins C. Johnston

*Mark J. Dessy

HAMILTON SORTER CO., INC.,
an Ohio corporation

By:/s/ Thaddeus S. Jaroszewicz
Title: Chief Executive Officer

HS MORGAN LIMITED PARTNERSHIP,
a Delaware limited partnership.

By: HS MORGAN CORPORATION,
the General Partner

By:/s/ Thaddeus S. Jaroszewicz
Its: President

HS MORGAN CORPORATION,
a Delaware corporation

By:/s/ Thaddeus S. Jaroszewicz
Its: President

MS TP LIMITED PARTNERSHIP,
a Delaware limited partnership

By: MSTP, LLC, the General Partner

By:/s/ Thaddeus S. Jaroszewicz
Its: President

*By:/s/ Thaddeus S. Jaroszewicz
      Thaddeus S. Jaroszewicz
      Attorney-in-Fact

EXHIBIT 1

Workstream Inc.
3158 Production Drive
Fairfield, Ohio 45014

June 21, 2002

Mr. Hans Wolf
Chairman
Tab Products Co.
935 Lakeview Parkway
Suite 195
Vernon Hills, Illinois 60061

Dear Mr. Wolf:

As we informed you through your investment bankers TM Capital Corp. approximately six weeks ago, we have made a merger offer to purchase all Tab shares for $7 per share that is now fully financed. Our committed financing is comprised of:

  A commitment from LaSalle National Bank to provide $21 million in senior financing;

  A commitment from Workstream and its affiliates to provide no less than $10 million in junior subordinated financing (including equity financing), with Workstream committing not less than $7 million of this amount and MS TP Limited Partnership investing the balance;

  A $1 per share, 12% five year Subordinated of the surviving company to the current shareholders of Tab Note (aggregating approximately $5.9 million).

There can no longer be any question about our proposal being “fully financed”. Any assertion to the contrary is in bad faith and against the interests of Tab shareholders.

Many substantial shareholders of Tab (including us) have become increasingly alarmed at the relentless financial and business deterioration of Tab. On a number of occasions Tab has given specific guidance to investors on financial and other objectives, such as achieving break even results for the fiscal year ending May 31, 2002. None of these objectives have even remotely been accomplished and Tab continues to flounder in important performance areas.

More than one year ago when Tab’s stock price was around $2 per share, we committed substantial capital, expenses and management time in order to provide Tab shareholders with an attractive alternative to this relentless financial deterioration. The time has come for Tab’s Board of Directors to act promptly in a manner that deals fairly with purchasers and Tab shareholders.

Although we have been delayed for months in gaining access to information necessary to obtain our financing commitments, these commitments are now in place.

Mr. Hans Wolf
June 21, 2002

We and our fellow Tab shareholders would appreciate a full and fair sales process. We continue to be disturbed by your refusal to engage in any form of negotiation. We do not understand why you are going to such incredible lengths to frustrate a bona fide, fully financed offer at a substantial premium to the historical or current market price. So far, the auction process conducted by the Board of Directors and your financial advisers has been an absolute sham.

We trust that you will rectify this promptly and fulfill your fiduciary duty to all Tab shareholders. As time is of the essence, we expect that you will immediately enter into bona fide negotiations leading to a sale of Tab at the highest value to shareholders.

Sincerely,

Thaddeus S. Jaroszewicz
Chief Executive Officer

Cc:    John Guerra
         TM Capital Corp.